Exhibit 99.1

For Immediate Release

June 7, 2012 - 8:00 a.m. CET

DELHAIZE GROUP PRESENTS ITS FIFTH SUSTAINABILITY PROGRESS

REPORT AND ITS MEMBERSHIP OF THE SUSTAINABILITY CONSORTIUM

Brussels, Belgium, June 7, 2012 – Delhaize Group (NYSE Euronext Brussels: DELB – NYSE: DEG) the Belgian international food retailer presents its fifth Sustainability Progress Report. The online report reflects on the Group’s sustainability performance over the period 2009-2011 and confirms its long term commitment to sustainability. This is reinforced by the Group’s membership of The Sustainability Consortium, the independent group of organizations working to develop tools to improve the sustainability of consumer goods.

‘Over the period 2009 - 2011 we worked as a truly global business to build strong Group-wide sustainability programs, in line with our Group strategy, the New Game Plan’, said Pierre-Olivier Beckers, President and CEO of Delhaize Group. ‘Through this work we have been putting the foundations in place to strengthen our performance not only on Sustainability but also on Growth and on Efficiency, the other two pillars of our Group strategy. We have also developed close relationships with stakeholders to help accelerate our progress. The next steps in our journey will be defined by our 2020 sustainability strategy, which we will announce in more detail later this year.

The 2011 Sustainability Progress Report

Delhaize Group’s 2011 sustainability report gives a short overview of the Group’s activities and key learnings over the three –year period 2009-2011. A special focus is put on last year’s performance for each of the Group’s strategic sustainability areas of Products, People and Planet. Achievements and challenges are equally presented and further confirmed by quotes from internal as well as external stakeholders.

This is the second report in which the Group moved to limited assurance for a selected number of indicators. In 2010 and 2011 Delhaize Group’s Internal Audit and Ernst & Young provided assurance on those indicators. The company plans to gradually move towards external assurance on all sustainable indicators.

The report is only available online. The many links throughout it give readers the opportunity to access additional information on the topics that are of most interest. Cases studies are also available. The report can be accessed at: http://www.delhaizegroup.com/en/Home/2011sustainabilityreport.pdf The Group also has a sustainability blog, ‘Feed Tomorrow’ (http://blog.delhaizegroup.com/) and a Facebook page (http://www.facebook.com/DelhaizeGroup).

Delhaize Group’s key achievements in 2011 include:

•	The introduction of two new healthy products private brand ranges: Delhaize Kids (in Belgium) and NutriLife (in Greece)
•	A 6% drop in greenhouse gas emissions from product transport, compared to 2010
•	A reduction of 2.6 million kilometers traveled by trucks to our company-operated stores
•	Better resource efficiency by taking recycling food waste to the next level, resulting in 7 307 tonnes recycled at Delhaize America and 5 916 tonnes recycled at Delhaize Belgium

Looking Ahead

Delhaize Group is taking continued steps toward advancing its sustainability strategy in line with its importance in the New Game Plan. Despite continued global economic pressures, the Group continues to focus on Sustainability as operating a sustainable business will reinforce the other two strategic pillars of the plan - Growth and Efficiency. Embedding a holistic approach to sustainability in the Group’s way of doing business will be central to translating our continued commitment to sustainability into accelerating performance. As we look to 2020, Delhaize Group has the ambition and determination to become a leader in the grocery retail industry for doing well for products, people and planet.

Becoming a member of The Sustainability Consortium

Close partnerships with stakeholders are crucial to progressing and accelerating our progress on sustainability.

By working together with leading organizations in the field we are challenged to be ambitious, in addition to gaining access to expertise and the latest trends. In this light, Delhaize Group, has joined The Sustainability Consortium.

Delhaize Group’s membership of The Sustainability Consortium is very important in terms of looking more concertedly at product sustainability and prioritizing product improvement. The strength of The Sustainability Consortium is to leverage the consortium’s collective knowledge across the retail and consumer goods sector and by bridging academic, stakeholder and business input to the sustainability of products.

About The Sustainability Consortium

The Sustainability Consortium (TSC) is an independent organization of diverse global participants that work collaboratively to build a scientific foundation that drives innovation to improve consumer product sustainability. TSC develops transparent methodologies, tools, and strategies to drive a new generation of products and supply networks that address environmental, social, and economic imperatives. Learn more at http://www.sustainabilityconsortium.org/

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the first quarter of 2012, Delhaize Group’s sales network consisted of 3 309 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com/en/Home.aspx. Questions can be sent to sustainability@delhaizegroup.com

» Contacts

Delhaize Group

C. Alexandre: +32 2 412 82 57, calexandre@delhaizegroup.com

F. Martins: +32 2 412 87 85, fmartins@delhaizegroup.com

The Sustainability Consortium

Elizabeth Kessler, Arizona State University

Elizabeth.Kessler.1@asu.edu, +1 480.965.3810

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.